Höganäs

Date/Datum
April 7, 2004

Our ref./Unser Zeichen
CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

04024404

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

RECEIVED
2004 APR 19 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Att.: Special Counsel, Office of
International Corporate Finance

Re.: Rule 12g3-2(b)
File No. 82-3754

Dear Sir or Madam,

Enclosed please find a translation of the Notice convening the Annual General Meeting in Höganäs AB, Sweden, to be published in Swedish newspapers on April 7, 2004.

From the notice you will find a proposal concerning Election of the Board of Directors which will be made by shareholders representing more than 50% of the votes in the Company.

From the notice you will also find a proposal regarding nomination committee.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President and CEO

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Encl. Notice
Proposal for election of Board of Directors of Höganäs AB

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00
Executive Group
+46 42 33 80 80

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Rule 12g3-2(b)
File No. 82-3754

Höganäs

Notice of Annual General Meeting

Shareholders in **Höganäs AB (publ)** are hereby invited to the Annual General Meeting on Thursday 6 May 2004 at 3 p.m. in the HB Hall, Bruksgatan, Höganäs. The hall will open for registration at 1.30 p.m.

Notice of attendance

Shareholders wishing to attend the Annual General Meeting must

- be listed by Monday 26 April 2004 at latest as a shareholder in the register kept by VPC AB (the Swedish Securities Register Center);
- also notify the Company not later than 4 p.m. on Thursday 29 April 2004 of their intention to attend the Annual General Meeting.

Notice of attendance may be given in writing to Höganäs AB, SE-263 83 Höganäs, Sweden, by telephone to +46-42-338059, by fax to +46-42-338080, or by e-mail to bolagsstamma@hoganas.com. Particulars must be given of name, address, telephone number, personal or corporate ID number and registered shareholding. Shareholders intending to bring an assistant must give notice to this effect within the same time limit as for their own registration. Proxies and representatives of corporate entities must submit the necessary evidence of authorization prior to the meeting.

Shareholders who have had their shares nominee registered with the trust department of a bank or with a private nominee must, in order to be entitled to attend the Annual General Meeting, temporarily re-register the shares in their own names at VPC AB. Such re-registration must be completed by 26 April 2004 at latest. Shareholders must therefore apply to the authorized agent or bank trust department for re-registration of the shares in good time before that date.

Agenda

1. Opening of the Annual General Meeting and election of a Chairman for the meeting
2. Execution and approval of the electoral register
3. Approval of the agenda
4. Election of two minute-checkers
5. Confirmation that the meeting has been duly convened
6. Presentation of the Annual Report and Audit Report and of the Consolidated Annual Report and Consolidated Audit Report
   (Under this heading the President will comment on the past year's operations, and reports will be presented on the work and functions of the Remuneration Committee and on the Board's work on audit-related matters.)
7. Resolutions with respect to
   (a) adoption of the profit-and-loss statement and balance sheet and of the consolidated profit-and-loss statement and consolidated balance sheet
   (b) disposition of the Company's profit according to the adopted balance sheet
   (c) discharge of the Directors and President from liability
8. Decision on the number of members of the Board and deputy members who shall be elected by the meeting
9. Decision on remuneration to members of the Board and Auditors
10. Election of the members of the Board and deputy members
11. Motion regarding Nomination Committee
12. Motion regarding Auditing Committee

Dividend and date of record (item 7 b)

The Board has proposed that a dividend of SEK 5 per share be paid for the financial year 2003, the date of record to be Tuesday 11 May 2004. If the Annual General Meeting adopts this proposal, it is expected that the dividends will be distributed by VPC AB on Friday 14 May 2004.

Proposal regarding election and remuneration of the Board of Directors (items 8–10)

The Nomination Committee appointed to report to the Annual General Meeting and consisting, in addition to the Chairman Ulf G Lindén, of Tomas Nicolin (Third National Pension Fund), Peter Rudman (Nordea's funds) and Henrik Didner (Didner & Gerge Funds), recommends:

- that the number of Board members be eight, with no deputies;
- that remuneration to the Board remain unchanged at SEK 1,335,000, of which SEK 100,000 is remuneration for committee work, to be allocated as decided by the Board itself;
- that remuneration to the Auditors be paid as invoiced;
- that Ulf G Lindén, Per Molin, Bernt Magnusson, Hans Mivér, Claes Lindqvist, Magnus Lindstam and Agnete Raaschou-Nielsen be re-elected as Directors and that Jenny Lindén Urnes be elected as a new Director. Jacob Palmstierna has declined re-election by reason of age. Ms Lindén Urnes is a member of the Board of Directors of AB Wilh. Becker and Chairman of the Board of the Färgfabriken Foundation.

Motions regarding Nomination Committee (item 11)

Sveriges Aktiesparares Riksförbund (the Swedish Association of Share Investors) has submitted a motion that a Nomination Committee be appointed by the Annual General Meeting, to consist of 3–5 members who are independent of the Company and represent the owners of the Company, and that the Committee should include one representative of the minor owners.

Shareholders jointly representing more than 50% of the total number of votes in the Company have announced that they will vote against such a motion and will instead support adoption of a motion from the Third National Pension Fund, Nordea Funds and Didner & Gerge Funds, proposing that:

- The Company shall have a Nomination Committee to prepare and present proposals to the shareholders at the Annual General Meeting concerning election of Directors and, if required, election of Auditors and Directors' and Auditors' remuneration.
- The Committee shall consist of four members, who shall be representatives of the four largest shareholders at the end of the third quarter, and that they shall be appointed as follows: at the end of the third quarter the Chairman of the Board will convene a meeting of the four largest shareholders in the Company, who will then each appoint one member, who should not be a Director of the Company, to sit on the Nomination Committee; in addition, the Nomination Committee may decide to include the Chairman of the Board in the Committee. If any of the four shareholders should waive their right to appoint a member of the Committee, the next largest shareholder shall be invited to appoint a member. If several shareholders should waive their right to appoint members to the Committee, no more than the eight largest shareholders need be approached, unless this be necessary to insure that the Committee consists of at least three members. The Committee should be chaired by an owner representative, but the Chairman of the Board may also be appointed Chairman of the committee. The Chairman of the Board shall, as part of the work of the Nomination Committee, report to the Committee on circumstances with reference to the work of the Board, the need for special qualifications, and other matters that may be relevant to the process of nomination. Private shareholders in Höganäs AB shall be entitled to propose candidates for membership of the Board to the Nomination Committee for further consideration in the course of its deliberations.
- Particulars of the composition of the Nomination Committee shall be published in the Company's interim report for the third quarter.
- The Nomination Committee shall be entitled to charge the Company for the cost of retaining recruitment consultants if that be deemed necessary to obtain a suitable selection of candidates for the Board.
- The Nomination Committee shall report to the Annual General Meeting on its work.

Motion regarding Auditing Committee (item 12)

Sveriges Aktiesparares Riksförbund has submitted a motion that the Annual General Meeting instruct the Board to appoint an Auditing Committee.

The Board is of the opinion that questions related to the audit of the Company are of such importance that they ought to be considered and decided upon by the Board in its entirety, and consequently that no Auditing Committee should be appointed.

Shareholders representing more than 50% of the total number of votes in the Company have announced that they share the opinion of the Board and will therefore vote against the motion.

Other matters

The Annual Report and Audit Report will be available from the Company from 22 April 2004. These documents and the full text of the motions referred to in items 11–12 above will be supplied to shareholders who specifically request them, and will be distributed at the Annual General Meeting.

Höganäs, April 2004

The Board of Directors

Höganäs

Rule 12g3-2(b)

File No. 82-3754

Date/Datum Our ref./Unser Zeichen

Your letter/Ihre Nachricht vom Your ref./Ihr Zeichen

Proposal for election of Board of Directors of Höganäs AB

The Nomination Committee appointed in advance of the 2004 Annual General Meeting of Höganäs AB, consisting of Ulf G Lindén (Chairman of Lindéngruppen AB), Tomas Nicolin of the Third National Pension Fund, Peter Rudman of Nordea's Funds and Henrik Didner of Didner & Gerge Funds, has decided to recommend that this year's Annual General Meeting elect Jenny Lindén Urnes as a new AGM-elected full member of the Board of Directors of Höganäs AB in succession to Jacob Palmstierna, who will be retiring by reason of age at the 2004 Annual General Meeting.

Otherwise the Nomination Committee recommends that the composition of the Board remain unchanged, i.e. that Ulf G Lindén, Per Molin, Bernt Magnusson, Hans Mivér, Claes Lindqvist, Magnus Lindstam and Agnete Raaschou-Nielsen be re-elected.

This proposal is supported by shareholders representing more than 50% of the total votes in Höganäs AB.

Ms Lindén Urnes was born in 1971 and gained a Bachelor of Arts degree in philosophy at Heythrop College, University of London, in 1995. She is a member of the Board of Directors of AB Wilh. Becker and of the boards of AB Wilh. Becker's major international subsidiaries. She is also Chairman of the Board of the Färgfabriken Foundation, a center for contemporary art and architecture in Stockholm.

Höganäs, 26 March 2004

Claes Lindqvist;
President and Chief Executive Officer

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS